Suite 400 – 570 Granville Street
Vancouver, BC
V6C 3P1 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	William Macdonald
Direct Telephone:	(604) 648-1670
Email:	wmacdonald@wlmlaw.ca
Our File No.	1009-1

September 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Brad Skinner

Dear Sirs:

	Re:	Silverado Gold Mines Ltd. ("the Company")
Form 8-K
Filed January 18, 2011
Form 10-K for Fiscal Year Ended November 30, 2010

Filed March 15, 2011
Form 10-Q for Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
File No. 000-12132

We are the attorneys for the Company. We refer to your letters of June 8, 2011 and August 30, 2011 addressed to the Company with your comments on the Company's Form 8-K filed January 18, 2011, Form 10-K for the fiscal year ended November 30, 2010 filed March 15, 2011 and Form 10-Q for the fiscal quarter ended February 28, 2011 filed April 14, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner to your letter of August 30:

General

1.	Comment: We remind you of prior comment 2 from our letter dated June 4, 2011.

Response: The Company has obtained the required consents and will file these with its amended annual report upon satisfaction of the balance of any outstanding comments.

Form 10-K for Fiscal Year Ended November 30, 2010

General

2.

Comment: We note your response to prior comments 3, 7, and 9 from our letter dated June 8, 2011. For each such comment, please provide draft disclosure that you intend to include in your amended filing.

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Response to Prior Comment 3: The Company will include the following disclosure in regards to the defaults under the property option agreement and promissory note in its Liquidity and Capital Resources discussion in the amended annual report.

As of November 30, 2010, we were in arrears of required mineral property claims and option payments of $550,000 and therefore our rights to the property were adversely affected. We are currently re-negotiating the terms and conditions of the Alminco agreement with Alminco. Alminco has confirmed that our mineral claims and options are in good standing on the understanding we will use our best efforts to pay the minimum royalty payments, including the payments that are in arrears, when business conditions permit; however there is no assurance that we will be able to successfully renegotiate the terms and conditions of the Alminco agreement on the Alimnco claims which adjoin the northern boundary of our Nolan property.

In February 2010, we received $50,000 from an investor and issued a promissory note dated as of March 1, 2010. The unpaid principal balance of the note bears interest at a rate equal to twelve percent (12%) per annum if repaid by us within ninety (90) days from the date of the note, or eighteen percent (18%) per annum if repaid at any time thereafter. The note matured on September 1, 2010. As of November 30, 2010, we had not repaid the note and had accrued interest of $6,775 which is recorded in accrued liabilities.

The Company is currently seeking capital to place the Nolan mine into the development and production phase.

Response to Prior Comment 7: The Company will revise its disclosure as follows to clarify its Audit Committee composition and independence, particularly given the recent passing of Stuart McCulloch.

Audit Committee

Our audit committee is comprised of our entire board of directors, currently consisting of Donald Balletto and Garry Anselmo. Our board of directors has determined that no member of our audit committee is independent as that term is defined in Rule 121 of the American Stock Exchange listing standards. Our board of directors has determined none of the directors on our audit committee presently meets the definition of a “financial expert” based on their respective experience and qualification. Our audit committee presently does not include a member who has been determined by our board of directors to qualify as a “financial expert”. Our board of directors is presently looking for a suitable candidate to join as a member of our board of directors and who would meet the definition of “financial expert”. We were unable to identify such a candidate during our most recent fiscal year.

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Response to Prior Comment 9: The Company shall provide the information for Donald Balletto as required by Item 403 in the amended annual report as follows:

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information concerning the Company’s common shares owned beneficially as of August 31, 2011 by: (i) each person (including any “group”) known by the Company to own beneficially more than five percent (5%) of any class of the Company’s voting securities, (ii) each director and named executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. As of August 31, 2011, no person is known to us to beneficially own more than 5% of our outstanding common shares. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares listed.

Title of Class	Name and Address of Beneficial Owner	Number of Common Shares	Percentage of Common Shares(1)
Common Shares	Garry L. Anselmo, Director, President, Chief Executive Officer	35,050,007 (2)	1.2%
Common Shares	Donald Balletto, Chief Financial Officer	Nil	Nil
Common Shares	All Directors and Named Executive Officers as a Group (2 persons)	35,050,007 (3)	1.2%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on August 31, 2011. As of August 31, 2011, there were 2,914,377,244 common shares of the Company issued and outstanding.

(2)

Consists of 4,050,000 shares held by Garry L. Anselmo, 7 shares beneficially owned through Tri-Con Mining Ltd, and 31,000,000 shares that can be acquired by Mr. Anselmo upon exercise of options to purchase shares held by Mr. Anselmo within 60 days of the date hereof.

(3)

Consists of 4,083,407 shares held by the named individuals and 37,600,000 shares that can be acquired by them upon exercise of options to purchase shares held by them within 60 days of the date hereof.

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Engineering Comments

General

4.	Comment: Our previous comment number 12 applies to your 10-K annual report. We reissue the comment.

Response: The Company will revise the Company’s amended annual report to make the requested edits.

5.

Comment: We note your response to our previous comment 13, and the information you have provided does not appear to provide the comprehensive financial model information we previously requested. Please forward to our engineer, as supplemental information and not as part of your filing, your comprehensive financial model or spreadsheet used to develop the information in your technical report, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response: We have been advised that the Company has been in contact with, and has provided supplemental information to Mr. Coleman, further to Section 18, part 18.6, pages 153 - 179.

6.

Comment: It appears the commodity prices used to determine your 43-101 material resources and reserves in the technical report you previously provided to us are different than those commodity prices disclosed in your 10-K. Please advise.

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Response: The Company has advised that the prices reflected in the 10-K were as a result of pricing changes between the finalized January 1, 2009 NI 43-101 Technical Report, the amended June 1, 2009 NI 43-101 Technical Report and then subsequent drafts leading to the final NI 43-101 F1 Technical Updating Report dated July 9, 2011. This situation and the fluctuations in the time periods with different metal prices, we believe has given rise to the apparent confusion as evidenced in the comment.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William Macdonald

William Macdonald